MIDLANTIC OFFICE TRUST, INC.
11200 Rockville Pike, Suite 502
Rockville, Maryland 20852
(301) 945-4300
August 17, 2005
Via EDGAR and Via Facsimile — (202) 772-9209
Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midlantic Office Trust, Inc.
Withdrawal of Registration Statement on Form S-11
File No. 333-124933
Dear Ms. Garnett:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Midlantic Office Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-11 (File No. 333-124933), together with all exhibits thereto, which we filed with the Commission on May 13, 2005 and amended on June 23, 2005, July 26, 2005, July 28, 2005, August 10, 2005, and August 11, 2005 (as amended, the “Registration Statement”).
The Company believes that current market conditions make it inadvisable to proceed with the Company’s proposed initial public offering of common stock at this time. The Company respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.
Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (301) 945-4301, and to the attention of our counsel, Daniel M. LeBey of Hunton & Williams LLP, at (804) 788-8218.

Please direct any questions regarding this request to Daniel M. LeBey of Hunton & Williams LLP at (804) 788-8200.

Very truly yours, MIDLANTIC OFFICE TRUST, INC.
By:	/s/ Sidney M. Bresler
Sidney M. Bresler
Chairman, President and Chief Executive Officer

cc:	Jeffrey A. Shady, Esq.
Daniel M. LeBey, Esq.
Brad S. Markoff, Esq.
Jeffrey M. Sullivan, Esq.

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